November 13, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:      Christine Dietz

Frank Knapp

Re:     Talend S.A.

Form 10-K for the fiscal year ended December 31, 2018

Filed February 28, 2019

File No. 001-37825

Dear Ms. Dietz:

Talend S.A. (the “Company”) respectfully submits this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter dated November 4, 2019 relating to the Company’s Annual Report on Form 10-K filed with the Commission on February 28, 2019 (the “Form 10-K”). For the convenience of the Staff, we have reproduced the comments in bold in numerical sequence and the corresponding responses of the Company are shown below each comment. References to page numbers are to the page numbers in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2018

Note 2. Summary of significant accounting policies

(e) Revenue recognition

Allocation of the transaction price to the performance of obligations in the contract, page 83

1.

We note your disclosure on page 59 that approximately 10% of the contract value is allocated to the software and the remainder is allocated to the right to receive technical support, software fixes and updates. Please describe for us, in greater detail, the “model” you developed to determinate standalone selling price. As part of your response, describe the nature and frequency of the software updates as well as how the estimated technology useful life was considered in your analysis. Refer to 606-10-32-31 through 35.

Response to Comment 1:

The Company respectfully advises the Staff that it is an open source software company that offers both subscription-based solutions and professional services. The open source applications are designed to meet all of the requirements of a single user. However, once multiple users within the same organization start using our open source applications, they tend to need the enhanced features that are only included in our subscription offerings.  Our subscription-based solutions are  a bundled offering that provide our customers with the right to use our intellectual property (“IP”) and to receive technical support,  fixes and updates to the software (“post-contract customer support”),  on a when-and-if available basis,  over the term of the arrangement, which is typically one to three years.  The updates,  which deliver minor feature development and enhancement to existing features, are infrequent (approximately one or two per year) and are not critical to the continued utility of the IP as the customer’s ability to derive benefits from the IP in the absence of such updates would not decline significantly over the subscription term. As a consequence, we have concluded that a) the right to use the IP (license) and b) the post-contract customer support (PCS) components of the subscription represent two separately identifiable performance obligations.

The Company further respectfully advises the Staff that stand-alone selling prices (“SSPs”) for the IP and the PCS that it provides as part of subscription-based solutions are not directly observable as the components of the subscription are not sold separately. The Company determined SSPs using the “expected cost plus a margin” approach as it maximizes the use of available observable inputs in accordance with ASC 606-10-32-34(b) which states ”Suitable methods for estimating the standalone selling price of a good or service include, but are not limited to, the following: (b) Expected cost plus a margin approach—An entity could forecast its expected costs of satisfying a performance obligation and then add an appropriate margin for that good or service”.  Using company-specific factors, our model allocates the subscription-based solutions price to the IP and the PCS in proportion to the sum of (i) costs to satisfy these performance obligations,  and (ii)  a margin rate deemed reflective of market conditions. In determining the costs the Company used historical and estimated cost information, including the amortization of R&D cost over the estimated useful life of the technology. In determining the appropriate margins for both IP and PCS the Company adjusted the margins for market conditions and entity-specific factors. The margins utilized in the model were further corroborated through a review of publicly available peer company information.

In assessing the technology’s useful life, the Company considered changes in the technology available in the marketplace since our inception, our research and development roadmaps to develop our existing technology, and the frequency new technology offered by companies operating in the same marketplace has been introduced. The Company’s offerings have continued to evolve but are based on much of the original technology and capabilities that were developed early in the Company’s lifecycle following its 2006 founding. Based on the current research and development roadmap, these capabilities will continue to be a key component of subscription offerings in the coming years.

The Company respectfully advises the Staff that it will modify its disclosures in future filings to more completely describe the methodology used to determine SSPs for the separate performance obligations.

Contract acquisition costs, page 84

2.

Please tell us, and disclose as appropriate, whether additional sales commissions are paid upon renewal of the subscription and, if so, whether such amounts are commensurate with the initial commissions. Refer to ASC 340-40-35-1 and 340-40-50-2.

Response to Comment 2:

The Company respectfully advises the Staff that it pays sales commissions to initially obtain a contract with a customer, and upon renewals of such contracts. The commissions paid upon renewal are substantially lower than the commissions paid to initially obtain the contract, even though the economic benefits the Company expects to receive upon renewal are similar to those expected from the initial contract. Therefore, the commissions paid on renewals are not commensurate with the commissions paid to obtain the initial contract sale.  The Company defers and amortizes the commissions paid to obtain an initial contract over the period of benefit determined to be five years, which includes the contractual and expected renewal periods.

Furthermore, the Company respectfully advises the Staff that it will modify its contract acquisition costs capitalization and amortization policy disclosures in future filings to more completely describe the nature of commissions costs.

(i) Concentration of Credit Risk, page 89

3.

We note your disclosure that no customer represented 10% or more of your gross accounts receivable. Please tell us whether revenue from any single customers exceeded 10% of total revenue. If so, revise to disclose the customer concentration and the amount or percentage of revenue from each significant customer during each period presented. Refer to ASC 275-10-50-18 and ASC 280-10-50-42. In addition, please disclose the name and relationship with the company, if any, of each significant customer in the Business section. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response to Comment 3:

The Company respectfully advises the Staff that the Company did not have revenue from any single customer exceeding 10% of total revenue in the fiscal year ended December 31, 2018.

*  * * * *

We hope the foregoing has been responsive to the Staff’s inquiry. If you should have any questions about this letter or require any further information, please call the undersigned at (650) 539-3189.

Very truly yours,

/s/ Adam Meister

Adam Meister

Chief Financial Officer

cc:      Mike Tuchen, Chief Executive Officer

Aaron Ross, General Counsel

Mark B. Baudler, Wilson Sonsini Goodrich & Rosati PC

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati PC

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